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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **September 2007**

Commission File Number: **0-30150**



BUFFALO GOLD LTD.

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

1. News Release dated August 29, 2007 – Management Changes
2. News Release dated September 10, 2007 – Buffalo and Sargold Sign Arrangement Agreement
3. News Release dated September 11, 2007- Kinbauri Third Drill Results
4. Material Change Report dated September 17, 2007 – Buffalo and Sargold Sign Arrangement Agreement

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: September 17, 2007

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



BUFFALO GOLD LTD.

24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

BUFFALO APPOINTS MCEWEN CEO AND REYNOLDS EXEC. CHAIRMAN

Vancouver, B.C., August 29th, 2007 – Buffalo Gold Ltd. **(TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K)** is pleased to report that effective September 1st 2007 Mr. Brian McEwen has been appointed Chief Executive Officer and Mr. Damien Reynolds has been appointed Executive Chair of the Board of Directors.

Mr. McEwen will be responsible for the operations and corporate development of Buffalo, reporting directly to the Board.   As Executive Chair, Mr. Reynolds will continue to be a full-time officeholder and head of the Board of Directors, with a focus on the development and execution of the Company's strategic goals.

"*The Board is very pleased that Brian is joining us as full-time President and CEO, as the dedication of 100% of his efforts is a huge benefit to the company,*" commented Mr. Reynolds. "*Furthermore, I remain fully committed to Buffalo and the vision of building a successful gold exploration and production company."*

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

 "*Damien Reynolds*"
_____
Damien Reynolds,
Executive Chair

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY'S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY'S FILINGS ARE AVAILABLE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.





BUFFALO GOLD LTD.

24TH Floor - 1111 West Georgia Street
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

SARGOLD RESOURCE CORPORATION

Suite 400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6
Phone: 604.687.1717 Fax: 604.687.1715
www.sargold.com

BUFFALO GOLD AND SARGOLD SIGN ARRANGEMENT AGREEMENT

Vancouver, B.C., September 10, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) ("Buffalo") and Sargold Resource Corporation (TSX-V: SRG, FWB: DU4) ("Sargold") are pleased to announce that their respective Boards of Directors have ratified and approved a definitive arrangement agreement (the "Agreement") with respect to the previously announced merger between Buffalo and Sargold (See news release dated July 13th 2007). The Agreement was effective as of August 31, 2007 among Sargold, Buffalo and 6833268 Canada Ltd., a wholly-owned subsidiary of Buffalo.

The Agreement contemplates that the merger will be implemented by way of a court-approved plan of arrangement ("Arrangement") pursuant to the *Canada Business Corporations Act* whereby all outstanding securities of Sargold will be exchanged for common shares, common share purchase warrants and options of Buffalo.

Highlights of the Arrangement

Under the terms of the Arrangement, securityholders of Sargold will receive one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the Arrangement. This represents an approximate 90% premium on Sargold shares, based on the August 31, 2007 closing price of the shares of both companies. Following completion of the Arrangement, Sargold shareholders will hold an approximate 25% equity ownership in the combined entities.

The Agreement includes a commitment by Sargold not to solicit alternate transactions to the Arrangement. In addition, Sargold has granted a right to Buffalo to match an unsolicited competing offer. Both Buffalo and Sargold have agreed to pay the other a break fee of $1,000,000 in certain circumstances if the Arrangement is not completed.

In order to consider the Arrangement and make recommendations to the Board of Directors of Sargold, an independent special committee of Sargold's Board of Directors was constituted. The special committee has received a fairness opinion from Evans & Evans, Inc. with respect to the fairness of the Arrangement, from a financial point of view, to the shareholders of Sargold. The Board of Directors of Sargold has recommended approval of the Arrangement by Sargold shareholders.

The parties anticipate closing the Arrangement prior to October 31, 2007. Completion of the Arrangement is conditional upon, among other customary closing conditions, the approval by Sargold's shareholders, the approval of the TSX Venture Exchange, as well as approval of the British Columbia Supreme Court. The parties will apply to the British Columbia Supreme Court for an interim order calling a special meeting of Sargold's shareholders to be held in October 2007. There can be no assurance that the Arrangement will be completed as proposed or at all.

As at August 31 2007, the undiluted share capital of Sargold was 77,564,772 common shares, and 105,925,437 calculated on a fully diluted basis. Upon completion of the Arrangement, based on current Sargold issued and outstanding shares, Buffalo will issue approximately 22 million common shares to the Sargold shareholders. An aggregate of 67,435,643 Buffalo common shares are issued and outstanding as August 31, 2007.

About Buffalo Gold
Buffalo's management is dedicated to maximizing shareholder value through growth strategies that combine exploration and investment, while emphasizing careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring at the Mt. Kare project in Papua New Guinea and at a portfolio of gold exploration projects in producing and past-producing regions of Australia. Buffalo's recent investments include a 25% interest in near-term gold producer Kinbauri Gold (TSX-V: KNB) and a 44% interest in Australian uranium explorer Bondi Mining Ltd (ASX: BOM).

About Sargold

Sargold controls the largest precious metals exploration land area in Sardinia, Italy. The company now holds a 90% interest in the assets, which range from the mine and full processing plant at Furtei, to a host of exploration prospects at Monte Ollasteddu and the advanced exploration properties at Osilo. The island of Sardinia has a long history of mining including the production of tin, alumina, industrial minerals, coal, base and precious metals. Sardinia is approximately 150 kilometres west of Rome and has excellent transportation, communication, business and political infrastructure.

To find out more about Buffalo Gold Ltd. and Sargold Resource Corporation please visit the company websites at www.buffalogold.ca and www.sargold.com .

For further information on Buffalo Gold Ltd. please contact:	For further information on Sargold Resource Corporation please contact:
Julie Hajduk, Investor Relations	Marlo Hamer-Jackson, Investor Relations
E-mail: julie@buffalogold.ca	Email: marlo@sargold.com
Phone: 604.685.5492 or T.F. 1.888.685.5492	Phone: 604.638.2002 or T.F. 1.877.660.6239

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"*Damien Reynolds*"

Damien Reynolds
Executive Chairman of the Board of Directors

On behalf of the Board of Directors of
SARGOLD RESOURCE CORPORATION

"*Richard W. Warke*"

Richard W. Warke
Chairman of the Board of Directors,
President and Chief Executive Officer



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

KINBAURI INTERSECTS 24 g/t GOLD AND 2.5% COPPER OVER 3.5 METRES
Extends Area 107 Mineralization at El Valle

Vancouver, B.C., September 11th, 2007 – Buffalo Gold Ltd. **(TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K, "Buffalo", or "the Company")** is pleased to announce that Kinbauri Gold Corp. **(TSX-V: KNB, "Kinbauri")** has reported a third set of encouraging drill results from the on-going 7000 metre drill program at the El Valle gold-copper project in Spain. Buffalo holds a 25.4% strategic interest in Kinbauri as part of the Company's on-going strategy of aggressively adding value through investing in or acquiring projects and companies that offer considerable growth potential. (*See Buffalo news release July 4th, 2007.*) In a news release issued earlier today, Kinbauri reported:

"…**Area 107 and Black Skarn North are being targeted for their continuity of gold and copper mineralization and proximity to the existing mining and milling infrastructure.** Results from the four holes are summarized in the table below.

HOLE[1]	From (m)	To (m)	Interval[2] (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zone [3] Section
07KV1020	256.20	259.75	3.55	**24.00**	24.0	**2.51**	<u>A107</u> 14
07KV1018	103.70	105.15	1.45	**6.29**	10.0	**0.35**	<u>NBS & A107</u>
07KV1018	262.10	262.85	0.75	**1.22**	38.0	**5.17**	<u>13</u>
07KV1017	35.10	38.00	2.90	**5.10**	20.0	**0.65**	<u>NBS & A107</u>
07KV1017	206.60	211.70	5.10	**1.92**	9.2	**0.42**	14
07KV1019	108.85	111.10	2.25	**2.49**	10.0	**0.37**	WBS/NBS?
07KV1019	224.30	236.40	12.10	**1.90**	6.3	**0.43**	1
Including	224.30	225.70	1.40	**2.54**	17.0	**1.01**	
07KV1019	241.80	243.60	1.8	**2.60**	2	**0.04**	
07KV1019	249.00	252.60	3.60	**2.63**	2	**0.03**	
07KV1019	278.60	281.30	2.70	**1.38**	4.5	**0.29**	
07KV1019	302.15	314.45	12.30	**0.74**	7.7	**0.62**	

(1) See Schedule A for relative location: (2) True thicknesses are estimated to be 70 to 75% of intervals for 07KV1017 and 07KV1018 and 91 to 95% of intervals for holes 07KV1019 and 07KV1020; (3) A107 is Area 107, WBS is Black Skarn West and NBS is Black Skarn North.

Drill holes 07KV1020, 07KV1018 and 07KV1017 indicate that Area 107 (hosting high grade epithermal mineralization) extends a minimum of 150 metres SE of Area 107 as previously defined by Rio Narcea Gold Mines, Ltd. (See Schedule A). In addition, 07KV1021, drilled 50 meters west of 07KV1020, shows structural overprinting on skarn mineralization that characterize Area 107 and similar to that recorded at 07KV1009 (11.10g Au/t and 0.46% Cu over 25.5 metres) and 07KV1020; confirmation of gold/copper contents are awaiting assays. Taken together with previously reported assays (Kinbauri's releases of July 19th, 2007 and August 22nd, 2007), the present results indicate a total strike length of over 800 metres for the Area 107 gold-bearing structure…"

For a complete discussion of these results and the accompanying Schedule A, please see the original Kinbauri news release dated today, September 11th, 2007.

About Kinbauri Gold Corp.
Kinbauri is a TSXV – Tier 1 mineral exploration company focused on the development of precious metal prospects in northwestern Spain, Nevada and Canada. Its immediate focus is to expand and upgrade resources to reserves at the El Valle property in Asturias, Spain with a view to recommencement of operations at the mine and mill complex there. It currently has 43,372,320 common shares issued and outstanding; 67,056,236, fully diluted. For additional details on the company, please see the website www.kinbauri-gold.com .

About Buffalo Gold Corp.
Buffalo's management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management. The Company is actively acquiring and advancing gold resources to create producing assets. To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website www.buffalogold.ca .

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Damien Reynolds*"
_____
Damien Reynolds,
Executive Chairman

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

FORWARD-LOOKING STATEMENTS

STATEMENTS INCLUDED HERE, WHICH ARE NOT HISTORICAL IN NATURE, ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, INCLUDING WITHOUT LIMITATION,

STATEMENTS AS TO MANAGEMENT'S BELIEFS, STRATEGIES, PLANS, EXPECTATIONS OR OPINIONS IN CONNECTION WITH THE COMPANY'S PERFORMANCE, WHICH ARE BASED ON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE CONDITIONS THAT MAY ULTIMATELY PROVE TO BE INACCURATE AND MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE PERTINENT SECURITY EXCHANGE COMMISSIONS, SPECIFICALLY THE MOST RECENT QUARTERLY REPORTS, ANNUAL REPORT AND MATERIAL CHANGE REPORTS, EACH AS IT MAY BE AMENDED FROM TIME TO TIME, WHICH IDENTIFY IMPORTANT RISK FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2   **Date of Material Change**

September 10, 2007

Item 3   **News Release**

A press release was issued on September 10, 2007, at Vancouver, B.C.

Item 4   **Summary of Material Change**

Buffalo and Sargold Resource Corporation announce that their respective Boards of Directors have ratified and approved a definitive arrangement agreement with respect to the previously announced merger between Buffalo and Sargold.

Item 5   **Full Description of Material Change**

Buffalo's (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) and Sargold Resource Corporation (TSX-V: SRG, FWB: DU4) ("Sargold") are pleased to announce that their respective Boards of Directors have ratified and approved a definitive arrangement agreement (the "Agreement") with respect to the previously announced merger between Buffalo and Sargold (See news release dated July 13th 2007).   The Agreement was effective as of August 31, 2007 among Sargold, Buffalo and 6833268 Canada Ltd., a wholly-owned subsidiary of Buffalo.

The Agreement contemplates that the merger will be implemented by way of a court-approved plan of arrangement ("Arrangement") pursuant to the *Canada Business Corporations Act* whereby all outstanding securities of Sargold will be exchanged for common shares, common share purchase warrants and options of Buffalo.

Highlights of the Arrangement

Under the terms of the Arrangement, securityholders of Sargold will receive one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the Arrangement. This represents an approximate 90% premium on Sargold shares, based on the August 31, 2007 closing price of the shares of both companies. Following completion of the Arrangement, Sargold shareholders will hold an approximate 25% equity ownership in the combined entities.

The Agreement includes a commitment by Sargold not to solicit alternate transactions to the Arrangement. In addition, Sargold has granted a right to Buffalo to match an unsolicited competing offer. Both Buffalo and Sargold have agreed to pay the other a break fee of $1,000,000 in certain circumstances if the Arrangement is not completed.

In order to consider the Arrangement and make recommendations to the Board of Directors of Sargold, an independent special committee of Sargold's Board of Directors was constituted. The special committee has received a fairness opinion from Evans & Evans, Inc.

with respect to the fairness of the Arrangement, from a financial point of view, to the shareholders of Sargold. The Board of Directors of Sargold has recommended approval of the Arrangement by Sargold shareholders.

The parties anticipate closing the Arrangement prior to October 31, 2007. Completion of the Arrangement is conditional upon, among other customary closing conditions, the approval by Sargold's shareholders, the approval of the TSX Venture Exchange, as well as approval of the British Columbia Supreme Court. The parties will apply to the British Columbia Supreme Court for an interim order calling a special meeting of Sargold's shareholders to be held in October 2007. There can be no assurance that the Arrangement will be completed as proposed or at all.

As at August 31 2007, the undiluted share capital of Sargold was 77,564,772 common shares, and 105,925,437 calculated on a fully diluted basis. Upon completion of the Arrangement, based on current Sargold issued and outstanding shares, Buffalo will issue approximately 22 million common shares to the Sargold shareholders. An aggregate of 67,435,643 Buffalo common shares are issued and outstanding as August 31, 2007.

About Buffalo Gold

Buffalo's management is dedicated to maximizing shareholder value through growth strategies that combine exploration and investment, while emphasizing careful opportunity assessment and vigilant project management. Buffalo is aggressively exploring at the Mt. Kare project in Papua New Guinea and at a portfolio of gold exploration projects in producing and past-producing regions of Australia. Buffalo's recent investments include a 25% interest in near-term gold producer Kinbauri Gold (TSX-V: KNB) and a 44% interest in Australian uranium explorer Bondi Mining Ltd (ASX: BOM).

About Sargold

Sargold controls the largest precious metals exploration land area in Sardinia, Italy. The company now holds a 90% interest in the assets, which range from the mine and full processing plant at Furtei, to a host of exploration prospects at Monte Ollasteddu and the advanced exploration properties at Osilo. The island of Sardinia has a long history of mining including the production of tin, alumina, industrial minerals, coal, base and precious metals. Sardinia is approximately 150 kilometres west of Rome and has excellent transportation, communication, business and political infrastructure.

To find out more about Buffalo Gold Ltd. and Sargold Resource Corporation please visit the company websites at www.buffalogold.ca and www.sargold.com .

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   **Date of Report**

September 17, 2007

BUFFALO GOLD LTD.

Per: "*Damien Reynolds*"

_____
Damien Reynolds,
Chairman of the Board of Directors